GENCO SHIPPING & TRADING LIMITED
299 PARK AVENUE
12TH FLOOR
NEW YORK, NEW YORK 10171
646-443-8550

December 28, 2020

VIA EDGAR AND U.S. MAIL

Mr. John Cannarella
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C.  20549

Re:	Genco Shipping & Trading Limited Form 10-K for the Year Ended December 31, 2019 Filed February 27, 2020 File No. 001-33393

Ladies and Gentlemen:

Reference is made to a letter dated December 16, 2020 (the “Comment Letter”) to Mr. Apostolos Zafolias, the Chief Financial Officer of Genco Shipping & Trading Limited (the “Company”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), to the Annual Report on Form 10-K for the year ended December 31, 2019, filed by the Company on February 27, 2020 (the “Annual Report”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

Form 10-K for the Year Ended December 31, 2019

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

1.
We note that you have various disclosures differentiating between major and minor bulk commodities and major and minor bulk vessels. For example, your disclosure on page 31 indicates that your minor bulk fleet requires the use of low sulfur fuel, which you explain is more expensive than the fuel utilized by your Capesize vessels; and on page 9 you state that your business "fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items."

We also note disclosure in your interim report for the quarter ended September 30, 2020, explaining that a primary reason for the overall decrease in revenues for the cumulative period, in addition to having fewer vessels operating, relates to a decrease in revenues earned by your minor bulk vessels, partially offset by an increase in revenue earned by your Capesize vessels.

We see various presentations on your website which include listings of vessels in each of the major and minor vessel categories and a percentage breakdown of commodities carried during 2019. We understand from these presentations, and we surmise from your disclosures, that the Capesize vessels represent your major bulk vessel category and all of the other ships comprise your minor bulk vessel category.

Please expand the disclosures in your periodic filings to include comparable details, as referenced from your presentations, reflecting your definitions of minor and major bulk vessels, and minor and major bulk products, along with details of revenue earned from i) minor bulk vessels and ii)major bulk vessels for each of the periods presented, so that a reader can better understand the trends from these revenue streams.

Please also include a description of the twelve groups of sister ships mentioned on your website and clarify whether the major and minor vessel types are limited to carrying the major and minor categories of commodities, respectively, that are shipped, or if this is not the case, describe the extent to which your major vessels carry minor commodities and your minor vessels carry major commodities.

In its future reports on Form 10-K and Form 10-Q, the Company will incorporate the following additional disclosure:

•	Clarification that our Capesize vessels represent our major bulk vessel category and that the other vessel classes of which our fleet is currently comprised represent our minor bulk vessel category.

•	A discussion of the types of cargoes commonly carried by our major bulk and minor bulk vessels and the extent to which cargoes associated with one vessel category are carried by vessels in the other category, including comparable details for such items as are set forth in the presentations on our website.

•
Details of revenue and time charter equivalent (TCE) rates earned from major bulk and minor bulk vessels during the periods presented so that a reader can better understand the trends from these revenue streams.

•	A description of the groups of sister ships in our fleet, which currently consist of the following:

Group	Vessels
1	Genco Constantine and Genco Augustus
2	Baltic Lion and Genco Tiger
3	Genco London, Baltic Wolf, Genco Titus, and Baltic Bear
4	Genco Commodus, Genco Hadrian, Genco Maximus, and Genco Claudius
5	Genco Resolute and Genco Endeavour
6	Genco Liberty and Genco Defender
7	Baltic Hornet, Baltic Mantis, Baltic Scorpion, and Baltic Wasp
8	Genco Auvergne, Genco Rhone, Genco Ardennes, Genco Aquitaine, Genco Brittany, Genco Languedoc, Genco Pyrenees, and Genco Bourgogne
9	Genco Warrior, Genco Predator, Genco Provence, and Genco Picardy
10	Baltic Cougar, Genco Lorraine, Baltic Panther, and Baltic Leopard
11	Genco Spirit, Genco Mare, Genco Ocean, Baltic Cove, and Genco Avra
12	Baltic Hare and Baltic Fox

Thank you for your attention to our reports.  Please feel free to contact the undersigned at (646) 443-8550 for any additional information.

Sincerely,

/s/ Apostolos Zafolias

Apostolos Zafolias
Chief Financial Officer